Barclays PLC One Churchill Place London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

26 July 2013

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended December 31, 2012

Filed 13 March 2013

Form 6-K

Filed 16 April 2013

Files No. 001-09246 and 001-10257

This letter responds to the comment letter (the “Comment Letter”) from the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”), dated 21 June 2013, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2012 (the “2012 Form 20-F”) of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”) and the Report on Form 6-K relating to the Restatement Document (the “April Form 6-K”).

Our responses to your comments are set out in Appendix 1 to this letter. To facilitate the Staff’s review, Barclays has included in its response the numbered questions as raised in the Staff’s comment letter and provided responses immediately following each numbered comment.

Yours sincerely,

C.G. Lucas

Group Finance Director

Cc	Rebekah Lindsay
(Securities and Exchange Commission)

George H. White
John O’Connor
(Sullivan & Cromwell LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

1.

In your letter to us dated October 18, 2010, you discussed your contacts with Cuba, Sudan, and Syria. It appears from the disclosure on page 322 that you continue to maintain legacy guarantees related to Syria. In addition, publicly-available information indicates that you have a correspondent banking relationship with Byblos Bank, which operates in Sudan and Syria. As you know, Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding contacts with Cuba or Sudan, or disclosure beyond the limited information on page 322 regarding contacts with Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements, since the referenced letter. Your response should describe any funds, services, or support you have provided or intend to provide into Cuba, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

We are in the process of gathering the required data and will provide a response to this comment in a separate letter. We anticipate that we will be able to file this letter by 31 October 2013.

2.

Please discuss for us the materiality of the contacts with Cuba, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, or Syria.

We are in the process of gathering the required data and will provide a response to this comment in a separate letter. We anticipate that we will be able to file this letter by 31 October 2013

3.

Please refer to our previous comment 3 in our letter dated February 1, 2013. We note that you utilize a 12 month roll rate model to estimate losses on the interest only loans for which you have provided an extension. Please address the following:

•

Tell us how you considered a borrower’s ability to repay the principal at the end of the loan, particularly in light of the fact that they needed an extension of the interest only period on their current term.

Prior to granting a term extension, we consider the borrower’s ability to repay principal through a plausibility test. This test considers:

•

the current value of the repayment vehicle / plan (i.e., Endowment, Stocks & Shares ISA, Investment Plan, Sale of Property – all assume 0% growth over the period) that the borrower intends to use to repay the principal balance of the mortgage);

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•	the payments made each month into the repayment vehicle; and

•	the remaining new term of the mortgage.

This test, which has been in place since February 2012, is used to mitigate the risk of a loan remaining unpaid at the end of the mortgage term. The cost, such as payments in to an endowment policy, of the repayment vehicle is included in the affordability calculation. Additionally, all such loans are secured by a first charge on the property.

For the interest only loans for which term extensions were granted between 2008 and 2011, our underwriting approach at the time did not include a formal plausibility test. However, as outlined in our letter dated October 9th 2012, for this cohort of loans we required the following:

•	Loan maturity not yet reached.

•	Affordability criteria met based on current and stressed rate.

•	The source of repayment (interest-only) was in line with current underwriting rules.

•	Extension did not take the maturity date past retirement age of the borrower or 70 (whichever the earlier).

•	Maximum term after extension no more than 35 years from original completion (i.e. initiation) date.

We continue to apply these criteria to term extensions of interest only loans, in addition to the plausibility test described above.

We have also enhanced our contact programme (introduced in Q4 12). Previously, interest only customers with mortgages that are 90% through their term were contacted, Starting July 13 through April 14 we plan to expand our strategy to include all customers whose mortgage term ends before December 2020 to emphasise the requirement on the customer to repay the balance of the mortgage at the end of term. As part of this strategy, customers who have any concerns will be asked to contact us to discuss alternative approaches to repayment. In addition, customers that Barclays determines to be high risk will receive telephone contact to initiate a discussion about their repayment strategy. Where the customer requires a Forbearance led solution, the mortgage will be flagged as such and and given the appropriate impairment and capital treatment.

•

Tell us in more detail why you choose to extend the interest only periods for an average extension of 6.5 years, which appears significant relative to the original loan period. As part of your response, clarify if the length of the extension period was requested by the borrower and discuss your process for evaluating the length of the extension period you would grant.

The term extension periods were those requested by the borrower. The maximum term of each loan (after the extension) was 25 years or less with the maximum term from original mortgage completion (i.e. initiation) date not exceeding 35 years. It was also ensured that the extension did not take the maturity date past the earlier of retirement age of the borrower or the borrower reaching 70 years of age.

Please refer to our comment above for changes made to underwriting criteria since February 2012.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•

Similarly, given that these loans are not repaid until maturity and that borrowers may be in a situation where they are able to make interest payments but remain unable to repay the loan at maturity, please tell us how you determined that using a 12 month period to estimate losses was appropriate, particularly given the average 6.5 year extension period.

The 12 month roll rate period is used for the entire portfolio, including the cohort of loans since these have not been classified as Forbearance. The roll rate model (with a 12 month outcome period) is a bespoke model built using historical data from the portfolio; the model is refreshed monthly to update the Probability of Default rates.

Currently the model captures 75% of defaults (delinquent moving into charge-off) within a 12 month outcome period. Specifically on this cohort of term extensions the model captures 84% of defaults within the 12 month outcome period. On this basis, the model is viewed as appropriate. We assess the outcome period on a six-monthly basis for appropriateness

In addition to the modelled approach, we hold a Management Adjustment for High Risk customers (highly indebted customers as evidenced by bureau data). On this cohort of term extensions the overall impairment stock as at 30 June 2013 is £1.3m, giving impairment coverage of 8bps for this segment (vs. 7bps for the total book and 80bps for forbearance accounts)

Please note we continue to evaluate and improve our impairment models and methodology to incorporate loss events that have not yet manifested for inclusion in indentified impairment.

•

We note that you say that any increase in the probability of default related to these loans results in an increase in the probability of default (PD) levels but it is unclear from your response how. Please provide additional information about how any higher risk related to these loans is appropriately reflected in your PD rates.

Bespoke PD models for each portfolio segment are refreshed with the most recent default data on a monthly/quarterly basis. If specific segments experience increased default rates, this will feed back into the model and increase the PD rates produced. These rates may be lagged in terms of their effect on the PD produced by the model, however we consider this lag as part of our financial reporting close process and incorporate adjustments if deemed necessary.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

4.

We note your disclosure in footnote (b) that valuation weighted LTV, used for the UK, South Africa and Italy portfolios, is the ratio between total outstanding balance and the value of total collateral held against these balances. Please clarify whether you are determining LTVs at an individual account level first, and then doing a weighting approach, or whether this methodology is performed entirely at a portfolio level. As part of your response, please consider providing an illustrative calculation of how both the valuation weighted LTV and balance weighted LTV calculation is performed to clearly illustrate the differences between these two methodologies.

In our 2012 Annual Report glossary, we disclosed the following definitions of valuation weighted and balance-weighted methodology:

“Balance weighted approach - In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position.

Valuation weighted approach - In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances”

For UK, South Africa and Italy, the valuation-weighted methodology was used to derive the Average portfolio LTV and this calculation is performed entirely at a portfolio level.

For Spain and Portugal, the balance-weighted methodology was used (as required for local regulatory purposes) so that the LTV’s are calculated at an individual account level and weighted for the outstanding balance at account level.

In light of Staff’s comment, we propose to add the following additional information to the definitions of valuation weighted and balance weighted methodology in our 2013 Annual Report Glossary.

“Valuation Weighted LTV:

Average LTV = Total Outstandings/Total Property Values of Total Outstandings

Balance-weighted LTV

Average LTV = S (Loan balance x MTM LTV %) / Total Outstandings”

As an example, consider a simple loan portfolio of 10 loans as outlined in the table below. Out of the 10 loans, 9 loans have an LTV > 70%; representing approximately 51% of the outstanding balances; but only approximately 30% of collateral.

Account	Outstanding	MTM Collateral	LTV
Ln01	£10,000	£13,000	76.9%
Ln02	£40,000	£53,000	75.5%
Ln03	£80,000	£110,000	72.7%
Ln04	£100,000	£125,000	80.0%
Ln05	£120,000	£144,000	83.3%
Ln06	£160,000	£210,000	76.2%
Ln07	£320,000	£434,000	73.7%
Ln08	£640,000	£644,000	99.4%
Ln09	£1,280,000	£1,750,000	73.1%
Ln10	£2,700,000	£8,000,000	33.8%

Portfolio	£5,450,000	£11,483,000

Valuation-weighted Average MTM LTV = £5,450,000/£11,483,000 = 47.5%

Balance weighted Average MTM LTV = [(£10,000*76.9%) + (£40,000*75.7%) + …. + (£2,700,000*33.8%)]/[£10,000+£40,000+….+£2,700,000] = 57.2%

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

We propose to disclose Average MTM LTVs using both methodologies for all Principal home loans portfolios in our 30 June 2013 disclosures and then move to a single consistent balance-weighted approach in 2013 year-end disclosures.

The proposed proforma for inclusion within the H1 2013 Interim Results announcement, with additional balance-weighted items, is as follows:

Home loans principal portfolios - distribution of balances by LTV

	UK		South Africa		Spain		Italy		Portugal
	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12	30.06.13	31.12.12
	%	%	%	%	%	%	%	%	%	%
<=75%	x	x	x	x	x	x	x	x	x	x
>75% and <=80%	x	x	x	x	x	x	x	x	x	x
>80% and <=85%	x	x	x	x	x	x	x	x	x	x
>85% and <=90%	x	x	x	x	x	x	x	x	x	x
>90% and <=95%	x	x	x	x	x	x	x	x	x	x
>95% and <=100%	x	x	x	x	x	x	x	x	x	x
>100%	x	x	x	x	x	x	x	x	x	x

Marked to market LTV: valuation weighted %	x	x	x	x	x	x	x	x	x	x
marked to market LTV: balance weighted %	x	x	x	x	x	x	x	x	x	x

For >100% LTVs:
balances (£m)	x	x	x	x	x	x	x	x	x	x
Marked to market collateral (£m)	x	x	x	x	x	x	x	x	x	x
Average LTV: valuation weighted %	x	x	x	x	x	x	x	x	x	x
Average LTV: balance weighted %	x	x	x	x	x	x	x	x	x	x
% of balances in recoveries	x	x	x	x	x	x	x	x	x	x

Home loans principal portfolios - new lending

	UK		South Africa		Spain		Italy		Portugal
As at 30 June	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
New home loans (£m) [1]	x	x	x	x	x	x	x	x	x	x

New home loans proportion above 85% LTV	x	x	x	x	x	x	x	x	x	x
Average LTV:
Valuation weighted %	x	x	x	x	x	x	x	x	x	x
Average LTV:
Balance weighted %	x	x	x	x	x	x	x	x	x	x

1	New home loans for 2013 and 2012 is total for the first half of the year

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

5.

Please refer to prior comment 12 in our letter dated February 1, 2013 regarding the successfulness of your forbearance programs. Please tell us and revise future filings to disclose any procedures performed at the date of modification or subsequent to determine the probability of default under the new terms to ensure that your allowance for loan losses was timely capturing all losses inherent in these loans at the reporting date. In this regard, it would seem that information was available, whether or not you tracked it, to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods. Disclose any alternative procedures performed to ensure you adequately captured this risk during each reported period for both your wholesale and retail forbearance programs. If you did not perform any additional procedures, please specifically disclose that fact.

Wholesale Forbearance

With regards to the success of our forbearance programmes, given the increasing store of historic forbearance data, we now record flows of accounts into and out of forbearance (whether through repayment, credit improvement or recovery/write off). We will include additional quantitative disclosures including a reconciliation of forbearance balances from 31 December 2012 in our year-end 2013 disclosures.

As detailed on page 287 of 2012 Form 20-F [page 327 of the Barclays PLC Annual Report 2012], obligors who have been granted forbearance are subject to an impairment test and are classified as defaulted for capital purposes throughout the period that they remain classified as being in forbearance (this is a minimum of 12 months from the date of forbearance being applied unless this relates to a significant restructuring which upon consummation improved the credit profile of our exposure). This is on the basis that without intervention by Barclays the obligor is unlikely to meet its obligations in full which would lead to default. Impairment tests for forbearance cases are undertaken on a case by case basis and will consider the viability of the obligor, projected future cash flows and the value of security held. In determining future cash flows, this will take into account all relevant information, typically including whether cash flow estimates are consistent with current credit pricing and the amount of credit that the borrower would be able to secure against the property in the current credit markets. Identified Impairment allowances are raised such that they cover the difference between the asset’s carrying amount and the best estimate of the present value of all estimated future cash flows discounted at the asset’s original Effective Interest Rate (EIR). The value of collateral will take into consideration the costs of obtaining / selling collateral, whether or not foreclosure is probable.

Performance is monitored against plan, with appropriate milestones to achievement, and any material deviation will result in a reassessment of cash flows. Assessments are generally reviewed at least quarterly, sampled by our external Auditors and based (particularly for large cases) on independent reviews by accounting and property professionals.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

As set out on page 277 of 2012 Form 20-F, a risk control framework exists for Wholesale Credit Risk that makes clear, for every business across the firm, the mandated control requirements in managing exposures to Wholesale Credit Risk. The risk control framework defines the specific responsibilities for the oversight/management of Wholesale Credit Risk and has supporting policies, standards and procedures which prescribe more specific operational requirements. These control requirements are given further specification, according to the business or risk type. Portfolios are then subject to independent assessment by Credit Risk.

Given that these loans have already been assessed for impairment at the point of being classified as being in forbearance, we do not have additional procedures to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods. This will be made clear in our year-end 2013 disclosures.

Retail Forbearance

At the date of modification, Forbearance accounts are treated as Identified Impaired. Specific probabilities of default are calculated for each forbearance segment. These probabilities of default are regularly recalculated to reflect the risk of the portfolio.

The outcome periods used to calculate the probabilities of default are also increased for forbearance cases.

For portfolios with limited forbearance data, we use a benchmark impairment rate to derive initial estimates from a comparable internal portfolio or relevant external rate. This is revised periodically until there is enough data to determine specific probabilities of default. Information about the impairment treatment of forbearance accounts and our related procedures will be provided in our year–end 2013 annual report

6.

Your disclosure on page 130 indicates that you had an £18 billion increase in operational risk weighted assets during the year driven by a recalibration of risk scenarios taking into account risk events impacting Barclays and the banking industry. Please tell us and revise future filings to disclose in more detail what these scenarios were and why they caused risk weighted assets to increase so significantly. Also, tell us whether these operational risk scenarios are driven by regulatory guidance to consider certain events and risks uniformly among the industry, or whether the change was internally driven based on your continuous model review process.

Barclays estimates its operational risk capital requirements (and equivalent Risk Weighted Assets) using the Advanced Measurement Approach (AMA). The AMA capital calculation is based on Key Risk Scenarios, which are forward looking estimates of the frequency and severity of operational risk losses for each Key Risk type, providing a distribution of potential losses over the next year for Barclays as a whole.

The Key Risk Scenarios are reassessed annually, as part of Medium Term Planning, but may also be reviewed quarterly, if there has been a material change in risk profile. When making the assessments, management in each Business Unit consider past internal and external risk events, key risk indicators, and the future business and risk management strategy.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

As a result of the annual reassessment of the Key Risk Scenarios conducted during Medium Term Planning in 2011, the operational risk capital requirements were increased, at the beginning of 2012, by £529m (equivalent to £6.6bn RWAs). During Medium Term Planning in 2012, the reassessment of Key Risk Scenarios increased capital requirements a further £947m (equivalent to £11.8bn RWAs). However, this increase was implemented in Q4 2012, rather than the start of 2013, due to the materiality of the change. The total increase from 2011 year end to 2012 year end was therefore £1,476m (equivalent to £18.4bn RWAs).

The most significant changes in the Key Risk Scenario estimates over this period were in relation to sales practices and market conduct risks, but also included changes in estimates of unauthorised trading and financial crime risks.

The operational risk profile in 2012 was dominated by the conduct risk penalties relating to the industry-wide investigation into the setting of interbank offered rates, provisions for PPI and interest rate product redress. There were also further instances in the industry of significant losses from unauthorised trading and sanction breaches with significant penalties.

Considering the number of incidents seen across the industry, the significant penalties, extent of redress and other impacts, management thoroughly reviewed the potential exposure to such risks during the Key Risk Scenario reassessment. There was no specific guidance from regulators to consider such events uniformly among the industry. This action was taken on Barclays own initiative.

Barclays will provide further detail of the drivers of change in operational risk capital requirements in future Annual Reports.

7.	Please also revise your disclosure to address the following related to the £12 billion increase in market risk within Investment Bank due to VaR model scope and the sovereign incremental risk charge:

The £12bn increase in market risk within the Investment Bank is driven by:

Change	Reason	Comment	VaR related	Other (add- ons)
+13.4bn	Model scope increased with FSA approval	Scope of model widened for consistency to include similar business not previously in the model	Y
-8.5bn	Hedging of DVA for positions under increased scope	Direct result of above change in model scope	Y
+5.4bn	Inclusion of Sovereigns in Incremental Risk Charge (IRC)	IRC is a modelled market risk charge introduced under Basel 2.5		Y
+0.8bn	Increase in Sovereign floor charge in IRC model (increase in Loss Given Default [LGD])	Charge previously taken under standard rules, now moved to IRC		Y
+0.9bn	Increase in non-diversified modelled VaR charges (Risks Not In VaR [RNIV])	Business led increase	Y
+12.0bn	Net Increase		+5.8	+6.2

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•

Explain the specific changes to your VaR model scope and why they caused risk weighted assets to increase, particularly in light of the tabular disclosure on page 129 that reflects that risk weighted assets in modelled VaR for the Investment Bank has decreased by £4 billion. If the increase is due to the netting of a decrease of RWAs due to modelled VaR and an increase due to the sovereign incremental risk charge, please present these two items separately and revise your future filings to present the causes of increases separately from the causes of decreases.

The net decrease of £4bn is due to two main factors, as set out on page 130 in the ‘Business risk reduction’ comments and the comments under ‘Methodology and model change’. In addition to the £12bn increase set out above, there was also a £24.6bn decrease in RWAs in the Investment Bank due to a reduction in Business risk across the bank. The net of these two offsetting effects was a £12.6bn decrease of which £4bn was applicable to modelled VaR for the Investment Bank. The majority of the Net modelled VaR impact is the net of a £5.8bn increase (as shown in the table above) and a reduction of £9.6bn (which is included in the 24.6bn decrease described above), resulting in £3.8bn of the £4bn VaR decrease as per table on p.129 of the Annual Report. The remaining £0.2bn relates to immaterial movements.

We will, in future annual reports, separately identify the causes of material increases and decreases per risk type. It should be noted that these movements are explained in detail as part of Barclays Pillar 3 disclosures.

•

Clarify the difference between the sovereign incremental risk charge captured as part of this £12 billion increase and the £4.7 billion increase due to the introduction of minimum loss given default parameters for sovereign exposures.

The £4.7bn increase represents the impact of the introduction of minimum loss given default parameters for sovereign exposures for Credit Risk. The £12bn increase relates solely to market risk and includes £0.8bn additional increase in incremental risk charge (IRC) due to the IRC Sovereign Floor charge being moved to the IRC line from Specific Market Risk Standard Rules based charges.

•	Tell us the drivers behind these methodology changes.

Please see above.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

8.

You disclose an adjustment for prior years that appears to have a material impact on your current income tax expense. Please tell us and revise future filings to disclose what this adjustment relates to in enough detail for a reader to understand whether your past results are indicative of future trends.

The tax charge for 2012 included a charge of £120m in respect of prior years made up as follows:

		£‘m

1.	Impact of retrospective change in law taxing gain on debt buy-back	157
2.	Adjustment in relation to tax relief for payments to UK pension scheme	105
3.	Reassessment of tax provisions in relation to items with uncertain tax treatment	(172)
4.	Other	30

		120

Notes:

1.

The UK Government introduced new tax legislation in 2012 to apply retrospectively from 1 December 2011, that resulted in the gain on debt buy- back in December 2011 becoming fully taxable. This resulted in an additional tax charge of £157m in 2012

2.	Adjustment for tax deductions previously claimed in UK tax returns for 2003-2010 relating to pensions accounting
3.	This relates to changes in the estimated tax charge based on new information in 2012 relating to items arising in prior years where the tax treatment was, or remains, uncertain
4.

‘Other’ relates to the difference between the final tax charge per the filed tax returns for prior periods for entities in the Barclays PLC consolidated Group and the estimated tax charge included in the consolidated financial statements

These adjustments are not indicative of future trends. However, we intend to provide this level of analysis for similar items in our future Annual Reports.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

9.

We note your disclosure on page 125 that you have both commodity derivative positions and physical commodity positions, and that your physical commodity positions are held at fair value and reported under the trading portfolio. Please respond to the following:

a.	Tell us whether all of your physical commodity positions are held by your broker-dealer subsidiary, and if not, tell us the name of the subsidiary holding these positions.

Our physical Commodities inventory is mainly (96%) held in BBPLC and not in a broker-dealer. There are small amounts held in ABSA, Barclays Commodities Energy Inc and Barclays Canadian Commodities.

b.

Clarify whether you factor in the costs to sell these commodity positions into the value recognized in the financial statements, and if not, please tell us why, and how you considered the guidance in paragraph 5 of IAS 2.

Inventory is measured at fair value less cost to sell, consistent with IAS 2 paragraph 5.

c.

Clarify how both the commodity derivative positions and physical commodity positions are reflected in the trading portfolio table in Note 13. In this regard, we note that page 125 indicates that you have a net fair value liability of £834 million related to your OTC commodity derivative positions, but in Note 13 your total commodity trading liabilities are £73 million.

Note 13 summarises our total physical inventory balances, which are classified as trading portfolio assets and liabilities in the balance sheet. Derivatives are included in a separate balance sheet line item broken down in note 15, which shows a net derivative liability of £834m (consistent with page 125). Please note the small amount of physical inventory listed as a liability relates to our natural gas park and loan activity, whereby natural gas loaned to Barclays has been sold to the market creating a short trading position.

10.

We note your disclosure that during 2012, a fair value adjustment (FVA) was applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives. Please expand your disclosure in future filings to address the following, and provide us with your proposed disclosures:

a.	Disclose the amount of this adjustment for each reported period.

A fair value adjustment of £ (75) m was applied at 2012 year end to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives accounted for at fair value across all asset classes and businesses within the Corporate and Investment Bank. This adjustment is called the ‘funding fair value adjustment (FFVA)’.

b.

Clarify in more detail how the FVA methodology is applied. For example, you disclose that the amount is “driven by the impact of discounting future expected uncollateralised cash flows to reflect the cost of funding…” but you do not specifically discuss how this amount is calculated. Please describe in detail how you develop the discount rate(s) and the timing of when the cash flows are discounted. Please clarify if cash flows are netted and, if so, the purpose and timing of the cash flow netting as it relates to the discounting step.

FFVA is calculated as the valuation impact of changing from LIBOR-based discounting to using a discount rate that reflects the market cost of funding. Barclays own internal senior unsecured Treasury lending rates are used as an estimate of this rate, although Barclays continues to assess viable alternatives and evolving market practice.

Expected trade cash flows are consolidated at portfolio and currency level. The FFVA impact is applied symmetrically per currency to positive and negative cash flows.

The applied funding period is derived from expected cash flow dates, taking into account the probability of default of each trade counterparty, as well as any mandatory break clauses.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

c.

Your disclosure that you take “into account observed traded levels on uncollateralised derivatives and other relevant factors” indicates that you may make adjustments to the results determined under your model. If so, specifically state the amounts and reasons for each type of adjustment. Also, discuss whether you make any adjustments to account for a potential double count between this measure and your DVA adjustment.

The FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. Uncollateralised interest rate derivatives traded by the Fixed Income Rates desk are used for this exercise, as the impact from this portfolio contributes the majority of the FFVA, where the trading history analyzed includes new trades, terminations and novations.

The calculation of the scaling factor assumes that CVA and DVA are retained as valuation components incorporated into such levels (i.e. a different scaling factor would be derived if DVA was assumed to be removed). The scaling factor had the effect of reducing the FFVA at 2012 year end by £(328)m.

We have retained both CVA and DVA on the balance sheet. However, we are aware of the ongoing debate around the nature of economic overlap between DVA and FFVA and how that might be addressed from an accounting perspective. We continue to work with our peers and audit firms with a view to obtaining industry consensus.

d.	Tell us if hedge collateral affects the FVA estimate.

We assume this to mean cash flows from partially collateralised trades (where this could be due to a contractual or non-contractual collateral gap): these are taken into account in the FFVA.

e.

Tell us whether you apply FVA adjustments to individual uncollateralised derivative positions that are not fair valued under the portfolio fair value election, or whether they are they only applied when you elect to value a portfolio containing offsetting market risk positions.

The adjustment is applied to all uncollateralised derivatives.

f.	Tell us whether you have observed FVA in exit prices, and if so, describe the scenarios and types of instruments where you have been able to observe them.

As outlined in our response to c, above, FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. Uncollateralised interest rate derivatives traded by the Fixed Income Rates desk are used for this exercise, as the impact from this portfolio contributes the majority of the FFVA, where the trading history analyzed includes new trades, terminations and novations.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

g.

Discuss whether there have been any changes to your models in regards to how FVA is calculated. Also, tell us whether the FVA amounts change significantly from period to period, and if so, the factors that drive the significant changes in the amount.

The FFVA balance and movement is driven by the Barclays own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of those derivatives in scope, as described above. Since the majority contribution to FFVA is from the Fixed Income Rates portfolio, movements in the market value of the portfolio in scope for FFVA are driven by interest rates and FX.

FFVA has decreased by approximately 35% since inception in Q3 2012, driven primarily by tightening of Barclays own cost of funding spread over LIBOR. Month-to-month volatility is typically £5-10m.

Barclays continues to monitor market practices and activity to ensure the approach to discounting in derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

As requested, we intend to provide more detail in our financial disclosure than was provided for 2012 year end. The following text is representative of the expanded disclosure which we intend to include in the Annual Report for 2013:

“A fair value adjustment of [£ FFVA balance, TBD] is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivatives accounted for at fair value across all asset classes and businesses within Barclays Corporate and Investment Bank. This is called the ‘funding fair value adjustment (FFVA)’.

FFVA is calculated as the valuation impact of changing from LIBOR-based discounting to using a discount rate that reflects the market cost of funding. Barclays own internal Treasury lending rates are used as an estimate of this rate, although Barclays continues to assess viable alternatives and evolving market practice. Expected trade cash flows are consolidated at portfolio and currency level. The FFVA impact is applied symmetrically per currency to positive and negative cash flows.

The discounting period applied takes into account the probability of default of each counterparty, as well as any mandatory break clauses. Cash flows from partially funded trades (where this could be due to a contractual or non-contractual collateral gap) are taken into account.

The FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that CVA and DVA are retained as valuation components incorporated into such levels. The effect of this scaling factor at 30th June 2013 was £ TBD. Uncollateralised interest rate derivatives traded by the Fixed Income Rates desk are used to determine this scaling factor, as the impact from this portfolio contributes the majority of the FFVA, where the trading history analyzed includes new trades, terminations and novations.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The FFVA balance and movement is driven by the Barclays own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of those derivatives in scope. Movements in the market value of the portfolio in scope for FFVA are driven by interest rates.

Barclays continues to monitor market practices and activity to ensure the approach to discounting in derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.”

11.

Please refer to prior comment 7 in our letter dated February 1, 2013 where you discuss your methodology for determining the carrying value of your UKRBB cash generating unit (CGU). In your response, you discuss the fact that during 2012, you determined that fully allocating shareholders’ funds on a pro forma basis based on UKRBB’s share of group risk weighted assets provided a better estimate of the carrying value of the CGU, and you discuss that this change would have reduced the headroom by which the recoverable amount exceeded the net asset value for the UKRBB CGU by £1.7 billion as of December 31, 2011. Please describe any procedures you perform to validate the reasonableness of the amount determined as the carrying value of the UKRBB CGU based on your methodology. To the extent that the level of procedures performed would change depending on the level of headroom that exists, please describe the additional procedures you would perform at that time, and the threshold at which those additional procedures would be required based on your policy.

UKRBB’s share of Total Risk Weighted Assets (RWAs) applied to Total Shareholders Equity less goodwill (before UKRBB’s goodwill balances are added back) is considered a suitable approximation of the UKRBB CGU’s net asset value given RWAs drive the level of capital that a banking business holds to support its business. The amount of headroom calculated using this approach was £9.3bn at 31 December 2012 and £7.0bn at 31 December 2011.

To assess the reasonableness of the estimate, the UKRBB carrying value calculated using this approach was compared to UKRBB’s share of Total Assets applied to Total Shareholders Equity less goodwill (before UKRBB’s goodwill balances are added back). As an additional check, as the majority of UKRBB’s RWAs are recorded within BBPLC, we compared the estimated UKRBB carrying value to UKRBB’s share of total BBPLC RWAs applied to Total BBPLC Shareholders Equity less goodwill. Both checks confirmed that the estimated carrying value for the UKRBB CGU appears reasonable.

If the level of headroom were to reduce below £1bn, we expect that we would perform additional review work to assess the reasonableness of the UKRBB CGU carrying value estimate.

We expect that additional work would consist of estimating the UKRBB portion of the net asset value of each legal entity containing UKRBB business activity – sourcing the net asset value directly from the ledger for legal entities used by UKRBB only, or based on another reasonable allocation method for entities used by more than one business.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The summation of the UKRBB share of net assets for all legal entities would then be compared to the initial UKRBB carrying value estimate to ensure the initial estimate is not materially higher than the carrying value calculated using this alternate approach.

12.

We note your disclosure that the 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration should the Core Tier 1 or Common Equity Tier 1 Capital of the Group (as relevant at the time) fall below 7.0% on certain dates as specified in the terms. Please provide us with your analysis supporting how you have accounted for these instruments under IFRS.

The terms and the accounting treatment for the Contingent Capital Notes (‘CCNs’) are described below. The accounting analysis is based on IAS 32 Financial Instruments: Presentation, and IAS 39 Financial Instruments: Recognition and Measurement.

The terms of the CCNs were as follows:

Barclays Bank PLC issued US Dollar (USD) denominated Tier 2 Contingent Capital Notes (CCNs) to third party investors. The CCNs pay a 7.625% mandatory coupon and mature 10 years after issue, subject to certain tax and regulatory redemption events, and redeemable at Barclays Bank PLC’s option if a redemption event occurs.

Upon breach of Barclays PLC’s consolidated Core Tier 1 ratio (as defined in the prospectus and the supplemental indenture relating to the CCNs), as calculated on any quarterly date (or any extraordinary calculation date as may be required by the Prudential Regulatory Authority), the CCNs are automatically transferred to Barclays PLC, the parent of Barclays Bank PLC, for nil consideration.

Barclays PLC consolidated financial statements

In relation to this issuance. the Barclays PLC consolidated financial statements only include transactions with the external CCN holders. All transactions between Barclays PLC and Barclays Bank PLC are eliminated on consolidation.

In the consolidated financial statements, the CCNs are a financial liability as long as they remain outstanding because the Group does not have the unilateral ability to avoid paying cash, i.e. the coupons and, at maturity, principal (IAS 32.11), to the external CCN holders.

The automatic transfer of the CCNs to Barclays PLC upon a reduction of the Barclays Group Core Tier 1 ratio below 7% (the trigger event), effectively (from the perspective of the external CCN holders) cancelling them, is not an embedded derivative. The Barclays PLC consolidated Core Tier 1 ratio is a non-financial variable that is specific to one party to the contract. There is no other component in the contract that causes the cash flows to be modified according to a specified variable (IAS 39.10).

The regulatory and tax redemption events at par do not create separable embedded derivatives as we estimated that the par value (or 101% of par value) will be approximately equal to amortised cost on each call date (IAS 39 AG 30(g)). This is because, in the Barclays PLC consolidated financial statements the sole effective interest rate adjustments relate to issue costs and thus amortised cost and par will be approximately equal.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

The CCNs are denominated in US dollars, which is prima facie a financial variable, but the effects of changes in exchange rates are accounted for under IAS 21 Accounting for the Effects of Changes in Foreign Exchange Rates and therefore this does not create a separable embedded derivative.

The CCNs are therefore accounted for as a USD denominated financial liability. The likelihood of a trigger event occurring is taken into account as a reassessment of the estimated cash flows, discounted at the original effective interest rate, in accordance with IAS 39.AG8 and reflected in the income statement.

On any automatic transfer of CCNs by investors to Barclays PLC upon a trigger event, the CCNs would be derecognised from the consolidated balance sheet. Any resulting gain is recognised in the income statement.

Barclays Bank PLC individual and consolidated financial statements

Barclays Bank PLC is the issuer of the CCNs. Even if a trigger event occurs, and the CCNs are transferred to Barclays Plc under their terms the CCNs would remain outstanding. Unless the CCNs were redeemed, Barclays Bank PLC would be obliged to pay interest until the contractual maturity date and then repay the principal. Therefore, the CCNs are accounted for as a USD denominated financial liability as long as they remain outstanding.

The CCNs pay an interest rate that is higher than a debt with the same level of subordination and tenor without the automatic transfer feature. This means that the initial fair value, and therefore the initial carrying amount, of the CCNs were higher than par – the difference being equal to the initial fair value of Barclays PLC’s right to receive the CCNs upon the occurrence of a trigger event. This value was settled in cash by Barclays PLC via a loan facility advanced by Barclays Bank PLC.

Unless there is an early redemption event, the CCNs will amortise back to par under the effective interest rate method.

Redemption Events

The regulatory and tax redemption events create separable embedded derivatives at the Barclays Bank PLC level in accordance with IAS 39.AG 30(g) since the par value (or 101% of par value) was not estimated to be approximately equal to amortised cost on each call date. However, both require a change in current regulations and law in order for Barclays Bank PLC to be able to exercise its call option, and the value of the derivative was and is likely to be immaterial unless and until there is an announcement of such a change becoming probable at a future date.

Unwind steps

Following a trigger event, Barclays Bank PLC will have the option to buy the CCNs from Barclays PLC at their amortised cost in Barclays Bank PLC’s balance sheet. This call option does not constitute a separable embedded derivative as the exercise price is amortised cost from Barclays Bank PLC’s perspective.

Barclays PLC separate financial statements

Until a trigger event, Barclays PLC’s participation in the transaction is limited to its right to receive the CCNs in an automatic transfer from their holders following a trigger event, for nil consideration.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

This is a derivative in Barclays PLC’s separate financial statements because its value depends on (i) the probability that Barclays PLC Group will experience a trigger event, which is a non-financial variable that is not specific to a party to the contract (Barclays PLC’s consolidated CET 1 ratio is not the same as Barclays PLC’s standalone CET 1 ratio), (ii) the fair value of the CCN in USD terms, and (iii) the USD:GBP exchange rate.

The derivative was recorded at its initial fair value and is subsequently measured at fair value through profit or loss.

Barclays PLC paid for the derivative, funded via a loan facility advanced by Barclays Bank PLC which will be repaid at a future date. The loan is accounted for as a financial liability at amortised cost.

Unwind steps

Following a trigger event, Barclays Bank PLC will have the option to buy the CCNs from Barclays PLC at their amortised cost in Barclays Bank PLC’s balance sheet. This option is accounted for as a derivative at fair value through profit or loss.

13.

We note that “total change” amounts for the individual categories (loans and advances to banks, available for sale investments, etc.) do not reconcile to the changes in these individual categories in Note 3 – Net Interest Income. However, we note that the total net movement in net interest income (£562 million) shown on page 336 does agree to the net change in net interest income on the face of the consolidated income statement. Please tell us, and provide clarifying disclosure in future filings, explaining the reasons the individual categories cannot be reconciled to the amounts in Note 3 and provide any clarifying disclosure explaining how investors should use and evaluate this information.

The average balance sheet disclosure on pages 333 to 336 of the 2012 20-F includes interest income and expense from assets and liabilities held at both amortised cost and fair value through profit and loss. However, where interest-bearing assets and liabilities are measured by the Group at fair value through profit and loss under IAS39, interest income and expense derived from those assets and liabilities is recognised in the income statement within net trading income. Interest from assets and liabilities held at FV recognised in net trading income therefore forms the majority of the difference. In light of Staff’s comment, we are proposing to redesign our average balance sheet disclosures to enable easier reconciliation with primary statement notes and, if required, greater qualitative information on the basis of preparation.

We also note that following 2012 year end disclosure preparation process, we identified system mapping issues for calculation of the average balance sheet which are currently undergoing more detailed review. Upon the conclusion of the investigation we will assess whether these had a material impact on prior year disclosures and provide additional disclosures if appropriate.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

14.

We note your disclosure that the adoption of IFRS 10 had the effect of you consolidating some entities that were not previously consolidated and deconsolidating some entities that were previously consolidated, with the principal effect being the consolidation of entities in the investment bank with credit market exposures. Please respond to the following:

a.	Clarify the entities that have been deconsolidated as a result of the adoption of IFRS 10 and provide a summary of the factors considered in reaching the conclusion to deconsolidate those entities.

A total of 53 entities were deconsolidated as a result of the adoption of IFRS 10. The impact on the balance sheet from deconsolidating these entities was immaterial – a reduction in net assets of £2m (a £663m reduction in gross assets with a £661m reduction in gross liabilities).

The most significant group of entities deconsolidated were three Volumetric Production Payment entities (VPPs) in the Investment Bank’s commodities business. Deconsolidation of these entities contributed to £575m of the total reduction in gross assets. The relevant entities purchased future production from third party commodity producers, financed by investors. Barclays transacted commodity swaps with the entities to eliminate commodity price risk for the full term of the transaction. Under the previous consolidation rules, Barclays consolidated the entities by virtue of being exposed to the majority of their risks and rewards (i.e. the commodity price risk). However, under IFRS 10, we deconsolidated them because Barclays does not have power over these entities, principally because the third party investors control relevant enforcement rights in the event of default.

The other 50 deconsolidated entities were immaterial both individually and in aggregate – a reduction in net assets of £2m (an £88m reduction in gross assets with a £86m reduction in gross liabilities).

b.	Discuss the primary factors considered in reaching the conclusion to consolidate the entities in the investment bank holding the credit market exposures.

Three separate portfolios of credit market exposures were newly consolidated under IFRS 10. The primary factors considered in reaching these conclusions are summarised as follows:

•	ABS Cashflow Super Senior Deals – 5 transactions – £382m reduction in net assets (a £346m reduction in gross assets with a £36m increase in gross liabilities):

In these structures, Barclays held senior interests in securitisation vehicles. The value of the underlying collateral had deteriorated significantly since inception to the extent that Barclays as the sole senior lender was the only remaining party with a substantive exposure to variable returns. Under the previous consolidation rules, changes in market conditions alone did not trigger a reassessment of consolidation. However, under IFRS 10, if market conditions change to such an extent that they substantively erode all other investors’ exposure to variable returns, then a reassessment of any original principal vs. agent analysis is appropriate. Upon such reassessment, the investment manager was considered to be exercising its power as Barclays’ agent.

•	Leveraged Accrual Actual Management (LAAM) VI – £ 47m reduction in net assets (a £79m reduction in gross assets with a £32m reduction in gross liabilities):

In this structure, Barclays held a senior interest (reverse repo loan) in a securitisation vehicle. The value of the underlying collateral had deteriorated and triggered a right for Barclays to control the vehicle, but that right had been waived in advance for a specified period of time. Under the previous consolidation rules, no reassessment was appropriate because Barclays did not obtain control of the vehicle. Under IFRS 10, if a contingent right is triggered, this will result in reassessment unless the right has been permanently waived, which it had not been. Upon reassessment, Barclays’ right to control the underlying assets upon expiry of the waiver was considered the dominant source of power under IFRS 10.

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

•	Leveraged Investment Vehicles (LIVs) – 5 entities – £ 38m reduction in net assets (a £38mm reduction in gross assets with nil effect on gross liabilities):

In these structures, Barclays had advanced senior loans to securitisation vehicles. The securitisation vehicles had defaulted on these loans, giving us the ability to appoint a third party receiver. Any such receiver would have had a statutory obligation to maximise the value of the entities’ assets, similar to the previous investment managers’ contractual responsibilities. In this context, Barclays’ ability to appoint and remove a receiver did not constitute control under previous consolidation rules. However under IFRS 10’s principal vs. agent guidance, the third party investment managers and/or receiver were viewed as exercising their control rights as Barclays’ agent.